

April 19, 2013

Via E-mail
Mr. O.C. Kim
Chief Executive Officer
Franklin Wireless Corp.
6205 Lusk Boulevard
San Diego, California 92121

Re: **Franklin Wireless Corp.**
Form 10-K for Fiscal Year Ended June 30, 2012
Filed October 15, 2012
Form 10-Q for Fiscal Quarter Ended December 31, 2012
Filed February 14, 2013
No. 001-14891

Dear Mr. Kim:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Compensation Discussion and Analysis, page 24
Incentive Compensation, page 24

1.   We note from your description of your bonus plan that your executive officers may earn cash bonuses based on the achievement of performance targets. We also note that the bonus amounts are not determined by any formula and are purely discretionary. Please advise whether the decision to award cash bonuses is purely discretionary or is triggered by the achievement of performance targets, such as revenue and operating income.

Form 10-Q for the Quarter Ended December 31, 2012
Contractual Obligations and Other Commitments, page 21
Contingency, page 21

2.   We note your disclosure regarding C-Motech's obligation to sell 1,566,672 shares back to the Company. In your latest beneficial ownership table contained in your latest Form 10-K, however, you indicated that these shares are the subject of a legal dispute between C-Motech and "third parties." See footnote (4) to the table. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at 202-551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                 Assistant Director